EXHIBIT (a)(5)(v)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated May 4, 2001 and the related Letter of Transmittal and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror by Bear, Stearns & Co. Inc., as Dealer Manager, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash All Outstanding Shares of
Common Stock
(including associated Rights)
of
NEWPORT NEWS SHIPBUILDING INC.
at
$67.50 Net Per Share
by
GRAIL ACQUISITION CORPORATION,
a wholly owned subsidiary of
GENERAL DYNAMICS CORPORATION

      Grail Acquisition Corporation, a Delaware corporation (the “Purchaser”), which is a wholly owned subsidiary of General Dynamics Corporation, a Delaware corporation (“General Dynamics”), is offering to purchase all outstanding shares of the common stock, par value $.01 per share (the “Shares”), of Newport News Shipbuilding Inc., a Delaware corporation (the “Company”), at a price of $67.50 per Share, net to the seller in cash, less any required withholding of taxes and without the payment of interest (the “Offer Price”), upon the terms and conditions set forth in the Offer to Purchase dated May 4, 2001, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Shares will include the associated rights to purchase Series A Participating Cumulative Preferred Stock of the Company (the “Rights”) issued pursuant to that certain Rights Agreement dated as of June 10, 1998, as amended from time to time, between the Company and First Chicago Trust Company of New York (now known as EquiServe Trust Company, N.A.) (the “Rights Agreement”). All references herein to the Rights will include all benefits that may inure to holders of the Rights pursuant to the Rights Agreement and, unless the context otherwise requires, all references herein to Shares will include the Rights.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON FRIDAY, JUNE 1, 2001, UNLESS THE OFFER IS EXTENDED.

      The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that represents a majority of all outstanding Shares on a fully diluted basis on the date of purchase (without giving effect to any dilution that might arise from exercise of the Rights) (the “Minimum Tender Condition”), (ii) all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated and (iii) the satisfaction of certain other terms and conditions.

      The Offer is being made pursuant to an Agreement and Plan of Merger dated as of April 24, 2001 among General Dynamics, the Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides for the making of the Offer by the Purchaser and further provides that following completion of the Offer, the Purchaser will be merged with and into the Company (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company or any subsidiary of the Company, Shares held by General Dynamics or any of its subsidiaries and Shares owned by stockholders who perfect any available appraisal rights under the General Corporation Law of the State of Delaware will be converted into the right to receive $67.50 in cash, less any required withholding of taxes and without interest.

      The Board of Directors of the Company unanimously (i) approved the Merger Agreement, the Offer and the Merger, (ii) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders and (iii) recommends that the Company's stockholders accept the Offer and tender their Shares to the Purchaser.

      For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to EquiServe Trust Company, N.A. (the “Depositary”) of the Purchaser’s acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer and the Merger Agreement, payment for shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates for such Shares or a timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other required documents. The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other stockholder pursuant to the Offer. Under no circumstances will any interest be paid on the Offer Price for tendered Shares, regardless of any extension of the Offer or any delay in making such payment.

      The term “Expiration Date” shall mean 12:00 Midnight, New York City time, on Friday, June 1, 2001, unless and until the Purchaser in accordance with the terms of the Merger Agreement, has extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

      The Purchaser has the right, pursuant to the terms of the Merger Agreement, to extend the Offer from time to time for one or more additional periods of not more than 10 business days (five business days if only the Minimum Tender Condition remains to be satisfied), or such longer period as may be approved by the Company, (i) if immediately before the Expiration Date, any of the conditions to the Offer shall not have been satisfied or, to the extent permitted, waived, until such conditions are satisfied or waived, or (ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer or any period required by applicable law. If the Purchaser elects to extend the Expiration Date pursuant to the immediately preceding sentence when the only condition to the Offer that is not satisfied (or waived by the Purchaser) is the Minimum Tender Condition, to the extent requested in writing by the Company (which request must be delivered on or before the Expiration Date), the Purchaser and General Dynamics shall be deemed to have irrevocably waived all of the conditions to the Offer other than the Minimum Tender Condition. Additionally, if at the Expiration Date the conditions to the Offer have been satisfied or waived, the Purchaser may accept for payment all Shares validly tendered and not withdrawn and provide for a subsequent offering period (as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), of up to 20 business days beyond the date of acceptance for payment in order to acquire over 90% of the Shares then outstanding. Pursuant to the Merger Agreement, the Purchaser is obligated to extend the Offer in certain circumstances if conditions to the Offer have not been satisfied or waived, if such condition or conditions could reasonably be expected to be satisfied. Any extension of the Offer may be given by oral or written notice of such extension to the Depositary. There can be no assurance that the Purchaser will exercise its right to extend the Offer. Any extension of the period during which the Offer is open will be followed, as promptly as practicable, by a public announcement thereof, such announcement to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and to the rights of a tendering stockholder to withdraw such stockholder’s Shares.

      Except as otherwise provided in Section 3 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after July 2, 2001. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedure for book-entry transfer as set forth in Section 2 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares, and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for any purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 of the Offer to Purchase. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, which determination shall be final and binding.

      The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

      The Company has provided to General Dynamics and the Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other materials are being mailed to record holders of Shares and will be mailed to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

      The Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

      Any questions or requests for assistance or for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below, and copies will be furnished promptly at the Purchaser’s expense. No fees or commissions will be payable to brokers, dealers or other persons (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, NY 10022
Banks and Brokers call collect at: (212) 750-5833
All others call toll-free: (888) 750-5834

The Dealer Manager for the Offer is:

245 Park Avenue
New York, NY 10167
Call toll-free: (877) 667-2760

May 4, 2001

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